June 23, 2014

Anu Dubey Senior Counsel Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Susa Registered Fund, L.L.C. Registration Statement on Form N-2 File No: 811-22924

Dear Ms. Dubey,

On behalf of Susa Registered Fund, L.L.C. (the "Company"), we are hereby filing this letter and Amendment No. 2 to the Company's Registration Statement on Form N-2 (the "Registration Statement") in response to your comments on the Registration Statement filed on April 25, 2014. Below, we describe the changes we have made in response to your comments and provide the information you requested.

For your convenience, your comments are italicized, numbered and presented below, and each comment is followed by the Company's response.

Capitalized terms used but not defined in this letter have the same meanings given to them in the Registration Statement.

1.               Please revise the Company's Registration Statement to reflect that the Company will not charge a greater than 2% repurchase fee.

The requested revisions have been made to reflect that the Company will only charge a 2% repurchase fee.

2.                        Please confirm that the expense examples take into account the payment of an incentive allocation based on a 5% return.

The expense examples have been revised to take into account the payment of an incentive allocation based on a 5% return.

3.         Please add disclosure regarding the fact that the Company has no current intention to borrow money.

The requested disclosure has been added.

4.               Please add disclosure regarding the Company's code of ethics and proxy voting policies as required by Form N-2.

The requested disclosure has been added.

In connection with this filing, and as requested by the Staff, the Company agrees that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing responses, together with changes being made in the Registration Statement, appropriately address all of the Staff's comments.

If you have any questions regarding this response or require further information, please call me at (212) 756-2149. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Pamela Chen

Pamela Chen

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